OMB APPROVAL
                        UNITED STATES                        ------------
             SECURITIES AND EXCHANGE COMMISSION         OMB NUMBER: 3235-0058
                       Washington, D.C.  20549          EXPIRES: JUNE 30, 1994
                                                        ESTIMATED AVERAGE BURDEN
                                                        HOURS PER RESPONSE..2.50

                          FORM 12B-25

                   NOTIFICATION OF LATE FILING

(Check One): [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X] Form 10-Q [ ]Form N-SAR

         For Period Ended:  June 30, 1996
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition  Report on Form 10-Q
         [ ]  Transition  Report  on  Form  N-SAR
         For the Transition Period Ended:______________________________________

- -------------------------------------------------------------------------------
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
- --------------------------------------------------------------------------------
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
- --------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION
     AutoLend Group, Inc.
- --------------------------------------------------------------------------------
Full Name of Registrant

- --------------------------------------------------------------------------------
Former Name if Applicable
     930 Washington Avenue
- --------------------------------------------------------------------------------

Address of Principal Executive Office (Street and Number)
     Miami Beach, FL  33139
- --------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

   [x]    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   [x]    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   [ ]    (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

See Attachment I

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Helen Porter             (305)                673-2700
          -------------------    -------------------   --------------------
              (Name)                (Area Code)       (Telephone Number)

(2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [X] Yes [ ] No

- --------------------------------------------------------------------------------


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

- --------------------------------------------------------------------------------


          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Attachment II

- --------------------------------------------------------------------------------


                              AutoLend Group, Inc.
            --------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     8/14/96                        By  /s/ Helen Porter
         --------------------------     ----------------------------------
                                        Helen Porter, Chief Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                  ATTACHMENT I

          Registrant's financial statements were not completed on or before the date on which Registrant's Form 10-Q for the fiscal quarter ended June 30, 1996 is required to be filed due to changeover in staff and significant downsizing of Registrant's accounting department. The Registrant believes at this time that the financial statements will be completed, and its Form 10-Q will be filed, within the grace period provided for under Rule 12b- 25.

                                 ATTACHMENT II

          Registrant expects its results of operations to have decreased from operating earnings of $2,367,691 for the three months ended June 30, 1995 to an operating loss of approximately $4,600,000 for the three months ended June 30, 1996. This decrease in operating earnings resulted principally from (i) gain on repurchase of outstanding indebtedness of the Company at a significant discount during the three months ended June 30, 1995 which was not matched during the three months ended June 30, 1996, (ii) increases in provision for credit losses in connection with Registrant's portfolio of installment contracts, (iii) decreased operating revenues, and (iv) a write-down of certain fixed assets in connection with the discontinuance of certain operations; which were only partially by offset by (a) decreased general and administrative expenses, (b) decreased interest expense, and (c) a loss on disposition of certain viatical settlements during the three months ended June 30, 1995 which was not matched during the three months ended June 30, 1996.